Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: November 18, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN OFFERS LIQUIDITY AGREEMENTS

TO PECHINEY OPTION HOLDERS

the consequences of such agreements on the calculation of the 95% threshold triggering payment of the Additional Consideration are described

Montreal, Canada - November 18, 2003 - Alcan Inc. [NYSE, TSX: AL] today announced that Alcan and Pechiney have agreed on the terms of a liquidity agreement which will be made available to eligible beneficiaries of Pechiney subscription and purchase options. On exercise of options, holders having signed liquidity agreements and returned them by the agreed date, will, under the conditions set out in such agreements, receive Alcan shares instead of Pechiney shares based on the terms of Alcan's public offer for Pechiney shares.

As a result of the impact of duly received liquidity agreements on subscription options, Pechiney shares corresponding to such options should not be included in the computation of the number of fully-diluted Pechiney shares for purposes of the offer, and Alcan does not therefore intend to include them in the denominator of the formula for determining the 95% threshold triggering payment of the Additional Consideration.

Moreover, Pechiney has indicated to Alcan that it would tender into the Offer the shares it holds and that underlie share purchase options so that shares so tendered will be included in the calculation of tendered shares for purposes of determining the 95% threshold. This decision was possible on account of the fact that Alcan has agreed to make available to Pechiney the shares which would be required to satisfy the exercise of Pechiney share purchase options.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368